UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):     [  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K
                 [X ] Form l0-Q  [  ] Form N-SAR

                     For Period Ended:  June 30, 2005
                     [  ] Transition Report on Form 10-K
                     [  ] Transition Report on Form 20-F
                     [  ] Transition Report on Form I l -K
                     [  ] Transition Report on Form l0-Q
                     [  ] Transition Report on Form N-SAR
                     For the Transition Period Ended:  ________________

     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Secured Digital Applications, Inc.
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Full Name of Registrant

Digital Broadband Networks, Inc.
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Former Name if Applicable

11, Jalan 51A/223
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Address of Principal Executive Office (Street and Number)

Petaling Jaya, Selangor, Malaysia 46100
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be
  [X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, l0-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the Company on a consolidated basis. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of management's review of the Company's financial information on a consolidated basis, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Valerie H.F. Looi               011 (603)                    7956 7026
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     (Name)                   (Area Code)                   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes No [ ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                       SECURED DIGITAL APPLICATIONS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  August 15, 2005                       By:  /s/ Patrick Soon-Hock Lim
                                                   -------------------------
                                                       Patrick Soon-Hock Lim
                                                       Chairman & Chief
                                                       Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
              ----------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3 It is anticipated that the revenue to be reported in this report will be significantly greater than for the second quarter of 2004 and the first six months of 2004. The revenue is anticipated to be $7,534,169 for the second quarter of 2005, compared to $5,097,490 for the comparable period in 2004. For the six months ended June 30, 2004, the anticipated revenue is $14,054,523, compared to $9,460,464 for the comparable period in 2004. The increased revenues are due to an increase in fees earned from production of multimedia programs and revenue generated by the company's subsidiary Gallant It Holdings, Sdn Bhd.


4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 132(b) of Regulation S-T (Section 232.13(b)) of this chapeter.